Delisting Determination,The Nasdaq Stock Market, LLC,
March 22, 2013, Ampal-American Israel Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Ampal-American Israel Corporation (the Company), effective at the opening of the trading session on April 1, 2013. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1). The
Company was notified of the Staffs determination on August 21, 2012. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated October 19, 2012, granting the Company continued listing pursuant to an exception through February 18, 2013, by which date the Company was required to regain compliance with Listing Rules
5550(b)(1) and 5110(b).
However the Company did not meeet some of the required interim exception milestones, and notified the Panel that it would not regain compliance by February 18, 2013. On January 17, 2013, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on January 22, 2013.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on March 4, 2013.